VIA EDGAR

Mayer Brown LLP
March 27, 2009	350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503

Main Tel (213) 229-9500
David L. Orlic,	Main Fax (213) 625-0248
Special Counsel	www.mayerbrown.com
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561	James R. Walther
Washington, DC 20549	Direct Tel (213) 229-9597
Direct Fax (213) 576-8153
jwalther@mayerbrown.com

Re:	Here Media Inc.
Amendment No. 1 to Registration Statement on
Form S-4 Filed March 5, 2009
File No. 333-156726
Dear Mr. Orlic:
     On behalf of Here Media Inc. (the “Company” or “Here Media”), we are transmitting for filing via the EDGAR system Amendment No. 2 to the above-captioned Registration Statement (“Amendment No. 2”). Amendment No. 2 has been marked to indicate the changes to Amendment No. 1 to the Registration Statement filed on March 5, 2009, in accordance with the provisions of Rule 310 of Regulation S-T.
     This letter also responds to the comments on Amendment No. 1 to the Registration Statement which were issued in your letter dated March 24, 2009. For your convenience, we have repeated your comments in italics followed by the Company’s supplemental response.
SEC Comment #1:
     Financial Analysis of Allen — Valuation of Here Media — Discounted Cash Flow Analysis, page 32
     We note your response to prior comment 10. Generally, disclosure of financial projections used by a financial advisor to prepare a cash flow analysis is necessary to assure that the description of the analysis in the prospectus is meaningful to security holders. It is unclear for your response why the financial projections that Allen used to prepare its cash flow analysis are not material to a security holder in understanding and evaluating that analysis. Please provide this information in your response or revise your prospectus to disclose those financial projections that were used to prepare the cash flow analysis. Please note that you may include a statement in the prospectus explaining why you believe the disclosed projections do not accurately reflect Here Media’s future performance. Please also disclose in your prospectus that, as noted in your response to comment 10, the projections underlying the discounted cash flow analysis are not “a reliable basis for projecting future results” and have an “even more than normal potential for substantial variations from the results projected.”

Securities and Exchange Commission
March 27, 2009

Response:
     In response to your comment, we have added disclosure of the amounts of projected free cash flow provided to Allen on page 34 and have added a new section captioned “Projected Financial Information” on pages 30 to 31 that provides information concerning the underlying assumptions and cautions concerning the uncertainties of such projections and the fact that actual future free cash flows and other projected amounts provided to Allen and Viant may vary materially from the projections.
SEC Comment #2:
     Financial Analysis of Viant, page 38
     We note the disclosure you have added on page 43 in response to prior comment 13. Please include the disclosure required by Item 1015(b)(5) of Regulation MA, regarding whether PlanetOut determined the amount of consideration to be paid or whether Viant recommended the amount of consideration to be paid.
Response:
     In response to the Staff’s comment, we have revised our discussion on page 44 concerning Viant’s role in the transaction to include a disclosure that Viant did not determine the amount of merger consideration to be paid to the PlanetOut stockholders in the merger nor did it recommend the amount of merger consideration to be paid to such stockholders.
SEC Comment #3:
     Trading of Here Media Stock; Exchange Act Registration and SEC Reporting, page 47
     We note your disclosure in this section that Here Media intends to register its common stock under the Exchange Act as a successor issuer to PlanetOut. Please provide us with your analysis as to whether Here Media may be deemed to be a successor issuer to PlanetOut under Rule 12g-3 under the Exchange Act.
Response:
     Here Media intends to register its common stock under the Securities Exchange Act of 1934 and will file a separate registration statement on Form 8A for this purpose. We have revised the disclosure on page 49 to which you refer to delete reference to the concept of “successor issuer”.
SEC Comment #4:

Securities and Exchange Commission
March 27, 2009

     Directors, Management and Principal Stockholders of Here Media — Compensation of Directors and Executive Officers,- age 63
     Please provide historical executive compensation disclosure for Mr. Kleweno. See Item 402(r) of Regulation S-K.
Response:
     In response to the Staff’s comment, we have revised our disclosure on page 65 to provide historical director compensation information for Mr. Kleweno. He has not been an executive officer of PlanetOut or any of the HMI Entities.
SEC Comment #5:
     Description of Here Media Capital Stock, page 65
     Your response to prior comment No. 20 indicates that you plan to account for the special stock as part of common stock and it will not be shown separately on the face of the balance sheet. Please clarify the guidance that you relied upon in determining that the special stock has value that cannot be separated from the Here Media common stock. As part of your response, tell us how you considered Rule 5-02.30 of Regulation S-X.
Response:
     We have considered the Staff’s comment and have reviewed Rule 5-02.30. We are not aware of any authoritative guidance that is directly applicable to the special stock to be issued in the proposed business combination. The Company’s belief that the special stock cannot be valued separately from the common stock is based solely on the terms of the special stock that are described in the proxy statement/prospectus. Specifically, the special stock has no general voting rights, and no entitlement to dividends or to distributions on liquidation, other than a limited right to receive distributions of liquidation proceeds, if any, that would otherwise be distributed on the common stock in the event that a liquidation distribution on the common stock would, but for the special stock, be less than $4.00 per share. In other words, one cannot determine what the special stock might be worth without knowing what the common stock would be entitled to receive in the context of a liquidation. In addition, there is no current trading market for the special stock and no such market is expected to develop. Under the circumstances, the Company has concluded that to be consistent with the presentation approach specified in Rule 5-02.30, it will include a separate line on the face of its balance sheet that will show the authorized and outstanding numbers of shares of the special stock and will state as the dollar amount attributable thereto an amount equal to the aggregate par value of the outstanding shares of special stock based on its par value of $0.001 per share set forth in the Company’s certificate of incorporation.
SEC Comment #6:

Securities and Exchange Commission
March 27, 2009

     Management’s Discussion and Analysis of P1anetOut’s Financial Condition and Results of Operations, page 80
     Your response to prior comment No. 22 states that the number of paid subscribers represents the most germane data needed to understand the performance of your websites and operations. We further note that on page 74 you disclose the number of paid subscribers as of December 31, 2008. Tell us what consideration you gave to providing additional disclosure, which quantify and analyze the change in the number of paid subscribers from one period to the next. We again refer you to Sections M.B.1 and 3 of SEC Release 33-8350. Please make similar revisions, as necessary, to the MD&A disclosures for Here Networks and Regent Media.
Response:
     In response to the Staff’s comment, PlanetOut has revised its disclosure on page 75 to include a reference to the number of PlanetOut’s paid subscribers as of December 31, 2007 as well as of December 31, 2008.
     The Company has again considered whether additional discussion of financial or nonfinancial metrics would be useful additions to the MD&A discussions for Here Networks or Regent Entertainment Media. As stated in the Company’s response to prior Comment 22, the Company believes that the additional disclosure regarding circulation data that it added to the Regent Entertainment Media MD&A in Amendment 1 (which now appears on page 103 of Amendment 2) provides the most useful nonfinancial metric for Regent Entertainment Media and that the addition of other measures would not substantially enhance understanding Regent Entertainment Media’s business. With respect to Here Networks, the principal driver of its primary on-going business is subscription revenue, which is directly observable from the face of the income statement.
SEC Comment #7:
     Liquidity and Capital Resources, page 87
     Please further explain your disclosures that indicate you expect available funds and anticipated cash flows from operations will be sufficient to meet expected working capital needs and capital expenditures for the next twelve months. Please reconcile this statement with your disclosures that indicate that net cash flows from operating activities will be negative during 2009 as a result of an anticipated reduction in subscriber levels and advertising revenues.
Response:

Securities and Exchange Commission
March 27, 2009

     PlanetOut anticipates that while its cash flows from operating activities will be negative in 2009, those negative cash flows will not exceed PlanetOut’s working capital and that it will maintain positive working capital for the next twelve months. Working capital is PlanetOut’s primary metric in evaluating its liquidity and available capital resources.
     As disclosed in Note 1 to PlanetOut’s consolidated financial statements, PlanetOut has carefully assessed its anticipated cash needs for the next twelve months and adopted an operating plan to manage its costs of capital expenditures and operating activities along with its revenues in order to meet its working capital needs for the next twelve months.
     As disclosed in Note 14 to PlanetOut’s consolidated financial statements, PlanetOut has reduced its workforce by approximately 33% and plans to make additional reductions in workforce if necessary in order to meet its working capital needs.
SEC Comment #8:
     Here Networks’ Business — Related Party, Transactions, page 94
     Please disclose under this caption the dollar value of your program licensing agreements with Regent Studios, Regent Worldwide Sales and Regent Releasing; your expense sharing arrangement with these entities; and your publicity and marketing agreement with Regent Releasing. Please also disclose all other information required by Item 404(a) of Regulation S-K with respect to these transactions. Also, Note 5 to Here Network’s financial statements and Note 5 to Regent Entertainment Media’s financial statements list several related party transactions that are not discussed in the prospectus, nor are agreements with respect to these transactions filed as exhibits. Please revise your prospectus to provide the required information about these transactions or tell us why you do not believe this is required. See Item 18(a)(7)(iii) of Form 5-4 and Items 404(a) and (d) of Regulation S-K.
Response:
     The Company has revised the referenced disclosure on pages 95 to 96 to respond to the Staff’s comment regarding the related party transactions for Here Networks. In addition, the Company has included disclosure of related party transactions for Regent Entertainment Media on page 105.
SEC Comment #9:
     Here Networks’ Business — Related Party, Transactions, page 94
     Please file Here Networks’ program licensing agreements with Regent Studios, Regent Worldwide Sales and Regent Releasing as exhibits. Also, to the extent that there are written agreements governing Here Networks’ provision of publicity and marketing services to Regent Releasing and the expense sharing arrangement among Here Networks, Regent Studios, Regent Worldwide Sales and Regent Releasing, please file the agreements as exhibits. Alternatively,

Securities and Exchange Commission
March 27, 2009

please provide your analysis as to why the company is not required to file these agreements. See Item 601(b)(10)(ii) of Regulation S-K.
Response:
     As requested, the Company has filed, as Exhibits 10.1 through 10.4, the (1) program licensing agreements with Regent Studios, Regent Worldwide Sales and Regent Releasing and (2) written agreements governing Here Networks’ provision of publicity and marketing services to Regent Releasing. The Company does not have any written agreements governing the expense sharing arrangement among Here Networks, Regent Studios, Regent Worldwide Sales and Regent Releasing.
SEC Comment #10:
     Unaudited Pro Forma Combined Condensed Statement of Operations — Notes to Unaudited Pro Forma Combined Condensed Financial — Note 1. Basis of Presentation, page 113
     We note your response to prior comment No. 28 and have the following comment. Please further clarify why you believe that the $13.94 million purchase price represents the pro forma enterprise value that will be transferred to PlanetOut stockholders upon completion of the transaction. That is, you disclose that you estimated the pro forma value of PlanetOut based on the average of the high and low values indicated by your financial advisors. Explain why this average is an appropriate representation of fair value. The range that Allen opines on is from $27 million to $95 million (see your page 34) seems so “wide” that an average is not truly representative of fair value. In this regard, explain in greater detail why this estimated fair value based on an average is a better indicator of value. In addition, explain how you ascribe any fair value to the special stock being issued to the PlanetOut shareholders.
Response:
     For the reasons stated in the Company’s prior response to the Staff’s prior Comment 28, PlanetOut and the Company believe that the current trading value of PlanetOut’s common stock is not an appropriate measure of the enterprise value of PlanetOut. The trading market for PlanetOut stock is illiquid, due both to the fact that approximately 60% of its outstanding common stock is held by a small number of holders who do not typically trade PlanetOut’s stock and the highly volatile nature of current stock markets in general, as well as the fact that PlanetOut is a quite small company that does not attract substantial stock analyst attention. In these circumstances, PlanetOut and the Company believe that the opinions of Allen and Viant, who are in the business of evaluating, buying and selling businesses, are the best available sources of opinions of value on which to rely in order to estimate the pro forma enterprise value being exchanged by the PlanetOut shareholders.
     The range of values the Company used in its computation of the average of the values indicated by PlanetOut’s financial advisors was less substantial in absolute dollars than the values suggested in your response.

Securities and Exchange Commission
March 27, 2009

Below is a breakdown of the calculation of the average fair value, which the Company and PlanetOut believe to be representative of fair value:

		Pro Forma
		Enterprise Value	Per Share Value
Allen & Co.	low	$6,092,243	$1.49
	high	$19,626,019	$4.80

Viant LLC	low	$13,800,000	$3.38
	high	$16,200,000	$3.96

		Average value	$3.41

			4,088,754	shares

		Pro forma enterprise value	$13,943,000

     In order to assure that readers of the proxy statement/prospectus consider the preliminary and uncertain nature of the valuation of PlanetOut used in the pro forma presentation, the Company has added additional disclosure to Note 1 to the pro forma financial statements regarding the basis of the pro forma enterprise value ascribed to PlanetOut and the possibility that the actual valuations that will be established and reported upon completion of the proposed business combination may vary materially from the estimated amounts used in the pro forma presentation. In addition, as pointed out in the added language, actual determinations as to valuation will be made on the basis of consideration of relevant available information upon completion of the proposed business combination. See page 115.
     As explained in the response to Comment 5 above, the Company does not ascribe any separate value to the special stock being issued to the PlanetOut shareholders.
SEC Comment #11:
     Unaudited Pro Forma Combined Condensed Statement of Operations — Notes to Unaudited Pro Forma Combined Condensed Financial — Note 4. Pro Forma Adjustments, page 114
     We note your response to prior Comment No. 32. Revise your MD&A disclosures to discuss how the estimated severance and related costs in connection with the proposed business combination are expected to impact the operations and liquidity of the newly combined companies going forward.

Securities and Exchange Commission
March 27, 2009

Response:
     PlanetOut and the Company respectfully believe that they have adequately disclosed the impact to the operations and liquidity of the Company in PlanetOut’s MD&A on page 83, which states in the Restructuring section: “For fiscal 2009, PlanetOut expects additional restructuring charges of $0.5 million as a result of its January 2009 restructuring.” Also, the additional disclosure regarding projections described in the response to Comment 1 in this letter addresses the planned effects of cost reductions. See page 31.
     There is presently no formal plan for further workforce reductions as a result of the proposed business combination.
SEC Comment #12:
     Unaudited Pro Forma Combined Condensed Statement of Operations — Notes to Unaudited Pro Forma Combined Condensed Financial — Note 4. Pro Forma Adjustments, page 114
     We from your disclosures in pro forma adjustment (a) that the HMI entities are required, as a consideration to closing, to have $5.2 million of unencumbered cash reduced by an amount equal to transaction expenses not to exceed $500,000. Tell us how you plan to fund any shortfall considering the cash balance in the combined HMI entities as of December 31, 2008. Revise your disclosures accordingly.
Response:
     In the event that cash flows from operations are not sufficient to cover the required $5.2 million of unencumbered cash (reduced by an amount equal to transaction expenses not to exceed $500,000), the shortfall is expected to be funded from contributions by owners of the HMI entities. Please see page 116 for the revised disclosure.
SEC Comment #13:
     PlanetOut Inc. — Financial Statements as of December 31, 2008 and 2007 — Note 3. goodwill, page F-14
     We note your response to prior comment No. 35. Please clarify your disclosures that indicate Step 1 of the annual goodwill impairment test performed on December 1, 2008 showed that goodwill might have been impaired as the estimated market value of the reporting unit exceeded the carrying value, including goodwill. The second step of the goodwill impairment test is only necessary when the carrying amount of a reporting unit exceeds its fair value. Refer to paragraph 19 of SFAS 142.

Securities and Exchange Commission
March 27, 2009

Response:
     In response to the Staff’s comment, PlanetOut has revised its footnotes to the financial statements on pages F-10 and F-14 to clarify its disclosures about its annual goodwill impairment testing.
SEC Comment #14:
     PlanetOut Inc. — Financial Statements as of December 31, 2008 and 2007 — Note 3. goodwill, page F-14
     We note your response to prior comment No. 35. Please clarify how you determined that the implied fair value of your goodwill exceeded the carrying value of your goodwill as of December 31, 2008. Tell us what consideration you gave to using your market capitalization plus a reasonable control premium to determine the fair value of your single reporting unit. Refer to paragraph 23 of SFAS 142.
Response:
     Paragraph 23 of SFAS 142 states:
     Fair Value Measurements
     “The fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.”
     As such, PlanetOut did not solely consider its quoted market price on December 1, 2008 in its annual Step 1 test for goodwill impairment. Since PlanetOut was in the midst of consummating a sale around the time of its annual test, PlanetOut had actual opinions of value from its financial advisors. PlanetOut believes these opinions of value, especially within the context of a pending sale, provided a much truer representation of fair value than the daily trading price of an individual share of its common stock since these opinions of value considered the reporting unit as a whole and were representative of a comparable sale. Please see the additional disclosure on page F-14.
SEC Comment #15:
     PlanetOut Inc. — Financial Statements as of December 31, 2008 and 2007 — Note 12. Discontinued Operations, page F-23

Securities and Exchange Commission
March 27, 2009

     We note your response to prior comment No. 34 and have the following comment. Please provide additional clarification regarding the nature of the put/call mechanism to sell your publishing business to Regent Entertainment Media. In this respect, further explain the terms of the put/call mechanism and how you accounted for this feature, Clarify how the $6.5 million cash payment received in connection sale of LPI and SpecPub to Regent Entertainment Media is presented in your statements of cash flows. Tell us how your presentation complies with SFAS 95.
Response:
     In response to the Staff’s comment, PlanetOut has revised its consolidated statement of cash flows to clarify the treatment of the amount attributable to the proceeds from the sale of its Print business. Of the total $6.5 million in cash received in connection with the sale of the Print business and the related Marketing Agreement, $3.4 million was attributed to the sale of the Print business and $3.1 million was attributed to the Marketing Agreement and recognized as advertising services revenue as impressions were served. The PlanetOut cash flow statement has been revised to show the $3.4 million amount as “Proceeds from sale of discontinued operations.” The $3.1 million amount is shown in “Cash flows from operating activities” under the caption “Changes in operating assets and liabilities, net of acquisition effects and restructuring: Accounts receivable.” Please see page F-6. Amounts attributable to the advertising services were determined using vendor specific objective evidence in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” In addition, please see pages 24 and F-23 for a further description of the put/call agreement.
SEC Comment #16:
     Here Networks LLC — Financial Statements as of December 31, 2008 and 2007 — Statements of Cash Flows, page F-32
     Please explain why additional purchases of program broadcasting rights are recorded as operating activities rather than as an investing activities in your statements of cash flows. Tell us how your presentation complies with paragraphs 15 to 17 of SFAS 95.
Response:
     Film costs are considered inventory for entertainment companies. Paragraph 55 of SOP 00-2 states that an entity should report cash outflows for film costs, participation costs, exploitation costs, and manufacturing costs as operating activities in the statement of cash flows, and it should include the amortization of film costs in the reconciliation of net income to net cash flows from operating activities. Accordingly, Here Networks records its film costs or program broadcasting rights as operating activities.
SEC Comment #17:
     Here Networks LLC — Financial Statements as of December 31, 2008 and 2007 — Note 1. Summary of Significant Accounting Principles — Program Broadcasting Rights, page F-34
     Your response to prior comment No. 40 indicates that you use a discounted cash flow model to estimate the fair value of your program broadcasting rights on an aggregate basis for purposes of impairment testing. Please further explain why you are not able to attribute the

Securities and Exchange Commission
March 27, 2009

monthly fees earned per subscriber to the individual programs. Tell us how you comply with paragraph 10 of SFAS 144 and SOP 00-2. Explain in detail the impact that key indicators had on your discounted cash flow analysis. That is, tell us the estimated growth rates in subscriber levels and explain how those growth rates compare to your historical growth rates. Describe how your plans for expansion into international territories impacts your discounted cash flow analysis. Explain how your determination of fair value considered your history of significant operating losses and cash flows used in operations.
Response:
     Here Networks offers multiple hours of programming to subscribers each month, refreshing the content by 50% or more on a monthly basis. These programs are available for subscribers on video-on-demand, or they are downloadable via broadband onto subscribers’ computers. Subscribers pay a predetermined monthly flat fee. Here Networks is not able to reasonably attribute the monthly fees earned per subscriber to individual programs for the following reasons:
1.	Subscribers pay a monthly flat fee for a bundle of programs.

2.	Revenue is not reported on a title-by-title basis by the system operators.

3.	Information on programming viewership is not readily available as the system operators do not report this information to Here Networks.

4.	The program offerings on Here Networks differ among the various systems depending on the number of hours of programming offered on a monthly basis.

5.	The offering of films for viewership under the subscription video-on-demand service is relatively new and, as such, there are no historical data or reliable sources to predict future film performance.
     Because revenue is not attributable to individual films, Here Networks is unable to utilize the criteria of film costs valuation under SOP 00-2.
     As such, under paragraph 10 of SFAS 144, for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Here Networks determined that the lowest level of identifiable assets is the total film library.
     In determining the program broadcasting rights’ fair value, Here Networks considered key indicators, such as the anticipated growth in subscriber level. Here Networks subscribers grew by 21% in 2008, and Here Networks projects subscriber growth at rates of approximately 54%, 13%, and 15% in 2009, 2010 and 2011, respectively. The significant increase in projected growth in 2009 is based on the opportunity that will be available to Here Networks via the access to Gay.com visitors that Here Networks will gain upon completion of the proposed business combination. Another key indicator is Here Network’s plan to expand into international territories through online subscriptions to its broadband video player and joint ventures with international television

Securities and Exchange Commission
March 27, 2009

operators. Here Networks projects that international expansion will contribute approximately 1%, 7%, and 19% of domestic subscription revenue in 2009, 2010, and 2011, respectively.
     Historical operating losses are not indicative of projected future performance as Here Networks expects its projected subscriber growth to generate sufficient cash flow in future years.
SEC Comment #18:
     Here Networks LLC — Financial Statements as of December 31, 2008 and 2007 — Note 1. Summary of Significant Accounting Principles — Revenue recognition, page F-35
     You disclose that the amounts charged for publicity and marketing services provided to Releasing are similar to the amounts that would be charged to non-related parties. Explain how you arrived at this determination since it does not appear that you provide similar services to non-related parties and the service appears new. Your response should address paragraph 3 of SFAS 57. Further, explain why there was no corresponding increase to your cost of revenues that actually decreased while you begun to provide this new service. In addition, consider disclosing in your MD&A whether publicity and marketing services provided to Releasing will continue in future periods.
Response:
     In accordance with paragraph 3 of SFAS 57, transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. In prior years, Regent Releasing released films and paid for similar types of services to non-related parties that provided similar services. As such, management was able to deduce a historical basis for the pricing of these services. Notwithstanding this, as SFAS 57, paragraph 3 does not require any mention of arm’s length basis, the Company has revised its disclosure on page 98 to remove reference to similar amounts being charged to non-related entities.
     Please note that cost of revenues consists primarily of the amortization of fees for program broadcasting rights and, as such, relates principally to subscription revenue. The services provided by Here Networks involve the use of Here Networks’ marketing staff expertise to create content and strategically release films. Since Here Networks is using existing infrastructure to earn this revenue, it does not incur incremental costs. Additionally, any amounts included in general and administrative expenses which relate to the staff’s services would be immaterial to both cost of revenues and general and administrative expenses.

Securities and Exchange Commission
March 27, 2009

     With respect to the comment suggesting disclosure in the MD&A of whether publicity and marketing services provided to Regent Releasing will continue in future periods, please note that the Company has already disclosed such information on page [•] in the “Overview” section of the MD&A, which states: “Publicity and marketing revenue for the year ended December 31, 2008 is not necessarily indicative of revenue, if any, that may be earned in future periods from these services. The amount of publicity and marketing revenues in future periods will depend on a number of factors, including the number of films released or available for release during the relevant period, the related party’s access to financing for distribution of films and the related party’s decisions regarding appropriate marketing and publicity with respect to those films.”
SEC Comment #19:
     Regent Entertainment Media, Inc. — Financial Statements as of December 31, 2008 and 2007 — Note 1 The Company and Summary of Significant Accounting Policies, vane F-75 — Basis of Presentation
     We note from your response to prior comment No. 45 that only the financial statements of LPI Media, Inc. are included in your predecessor financial statements for Regent Entertainment Media, Inc (“Regent”). Since these financial statements are of Regent, and not LPI Media, Inc., explain why did not include SpecPub, Inc. in your predecessor financial statements. That is, Regent purchased both entities although separate were therefore owned by Regent.
Response:
     The Company has revised the referenced financial statements beginning on page F-41 to include SpecPub, Inc.
SEC Comment #20:
     Part II — Item 22. Undertakings, Page II-2
     We note your response to prior comment 50. However, your revised disclosure does not contain the Rule 415 undertakings required by Item 512(a) of Regulation S-K. Please revise your disclosure or tell us why you are not required to provide these undertakings. See Section 11.F of Release No. 33-6578 (April 23, 1985).
Response:
     The Company has added the referenced undertakings on page II-2 to respond to the Staff’s comment.

Securities and Exchange Commission
March 27, 2009

     The Company has asked us to inform you that it acknowledges the Staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.
     The Company expects to make a telephonic request that the Registration Statement be declared effective on April [•], 2009 or as soon thereafter as all comments of the Staff have been satisfactorily responded to.
     Clean and marked copies of Amendment No. 2, together with the exhibits thereto are being furnished to each of Mr. Matthew Crispino, Mr. Morgan Youngwood and Mr. Stephen Krikorian of the Staff.
     Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Very truly yours,
/s/ James R. Walther
James R. Walther

cc:	Mr. Matthew Crispino, SEC
Mr. Morgan Youngwood, SEC
Mr. Stephen Krikorian, SEC
Mr. Stephen Jarchow, Here Media Inc.
Mr. Daniel Steimle, PlanetOut Inc.
Mr. Michael Sullivan, Howard Rice